JOINT NEWS RELEASE

ALTIMA RESOURCES LTD.

UNBRIDLED ENERGY CORPORATION

TSX-V Symbol: ARH

TSX-V Symbol: UNE

Suite 303, 595 Howe Street

Suite 301, 2100 Georgetown Drive

Vancouver, B.C  V6C 2T5

Sewickley, PA  15143

Telephone: 604-718-2800

Telephone: 724-934-2340

Fax: 604-718-2808

Fax: 724-934-2355

Altima Resources Ltd. and Unbridled Energy Corporation

Announce Court Approval of Arrangement Transaction

February 10, 2010 - Vancouver, British Columbia – Altima Resources Ltd. ("Altima") and Unbridled Energy Corporation ("Unbridled") (Altima and Unbridled are collectively referred to as the "Companies") announce that the Supreme Court of British Columbia has issued the final order approving the plan of arrangement (the “Arrangement”) between Unbridled and Altima.

The completion of the Arrangement is subject to final acceptance by the TSX Venture Exchange.  Assuming that all other conditions to the completion of the Arrangement are satisfied or waived, including the final acceptance of the TSX Venture Exchange, the Arrangement is expected to become effective on or about February 11, 2010, following which the shares of Unbridled will be delisted from the TSX Venture Exchange.

Further details concerning the Arrangement can be found in the Information Circular of Unbridled dated December 29, 2009 filed on SEDAR and available at www.sedar.com.

ON BEHALF OF THE COMPANIES

Altima Resources Ltd.

Unbridled Energy Corporation

“Richard W. Switzer”

“J. Michael Scureman”

Richard W. Switzer, President

J. Michael Scureman, Chief Executive Officer

Email: pubco@altimaresources.com

Email: mikes@unbridledenergy.com

This release includes certain statements that may be deemed to be "forward-looking statements".  All statements in this release, other than statements of historical facts, that address events or developments that management of Unbridled and Altima expect, are forward-looking statements, including statements anticipating the final implementation of the above-described Arrangement and the delisting of Unbridled’s shares.  Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements.  Unbridled and Altima undertake no obligation to update these forward-looking statements if managements' beliefs, estimates or opinions, or other factors, should change.  Factors that could cause actual results to differ materially from those in forward-looking statements, include an inability to secure the required final acceptance of the TSX Venture Exchange.  Readers are urged to carefully review the public filings of Unbridled and Altima at www.sedar.com for further information, including the disclosure on the risks and uncertainties associated with Unbridled’s and Altima’s business set out in the Management Information Circular of Unbridled dated December 29, 2009.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.